UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69231

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seawinds Brokerage LLC dba Bankers Capital International

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

99 Park Avenue, 15th Floor

(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack   212-298-3508

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates

(Name – *if individual, state last, first, middle name*)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Rosenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seawinds Brokerage LLC dba Bankers Capital International as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JENNIFER L YAM
Notary Public - State of New York
NO. 01YA6301524
Qualified in Queens County
My Commission Expires Apr 14, 2022

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seawinds Brokerage LLC
dba Bankers Capital International

Statement of Financial Condition

DECEMBER 31, 2018

Seawinds Brokerage LLC
dba Bankers Capital International
CONTENTS



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Bankers Capital International

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bankers Capital International (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Bankers Capital International's auditor since 2015.

New York, NY

February 19, 2019

1

Seawinds Brokerage LLC
dba Bankers Capital International
STATEMENT OF FINANCIAL CONDITION

		December 31, 2018
ASSETS		
Cash and cash equivalents	$	27,820
Accounts receivable		2,302
Prepaid expense		7,959
Total assets	$	38,081
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	12,000
Total liabilities		12,000
Members' Equity		26,081
Total liabilities and members' equity	$	38,081

See accompanying notes to Statement of Financial Condition

NOTE 1. NATURE OF OPERATIONS

Seawinds Brokerage, LLC doing business as Bankers Capital International (the "Company") is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). In 2017, the Company began doing business under the name Bankers Capital International.

The Company is registered to engage in brokerage transactions in registered securities, private placements of securities and advisory services.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by two financial institutions and therefore are subject to the credit risks at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

Revenue recognition policy changed this to reflect FASB ASU No. 2014-09, which is implemented in ASC 606. The Company now recognizes revenue following a five-step process. Revenue is recognized when (1) there is an identified contract with a customer, (2) the Company has identified its performance obligations under the contract, (3) the Company can determine a transaction price, (4) the Company can allocate the transaction price over time to its performance obligations, (5) the Company has performed the service and transferred the results of the service to the customer. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's capital as of January 1, 2018.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company does not record a provision for income taxes because the Members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes. The Company's owners are subject to the New York City unincorporated business tax.

As of December 31, 2018, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

NOTE 3. CONCENTRATION OF BUSINESS AND CREDIT RISK

For purposes of reporting the statement of cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2018, the Company had no uninsured cash balances.

For 2018, three customers accounted for approximately 86% of total revenue. 100% of the accounts receivable is from one customer

NOTE 4. RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate by means of common ownership whereby certain overhead expenses are allocated to the Company.

Allocated expenses	
Rent	121,720
Personnel	140,280
Other	16,560
Total allocated expenses per ESA	278,560
Total expenses paid by Parent	75,439
Total Due to Parent	353,999
Allocated expenses paid by the Company	(2,350)
Total non-cash contribution by Parent	**351,649**

In 2018, total allocated expenses were $278,560. The affiliate also paid $75,439 of operational expenses on behalf of the Company. The total of $351,649 was converted to a capital contribution.

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2018, the Company had net capital of $15,820, which exceeded the Company's minimum net capital requirement of $5,000 by $10,820. The Company's percentage of aggregate indebtedness to net capital was 76% at December 31, 2018.

NOTE 7. DEFINITIVE PURCHASE AGREEMENT

Effective December 31, 2016, the Company's parent, Seawinds Asset Management LLC ("SAM") entered into a definitive purchase agreement ("Purchase Agreement") with BCI Financial Holdings LLC, a Delaware limited liability company ("BCI"). Under the Purchase Agreement, BCI agreed to purchase, and SAM agreed to sell, all of the Company's equity for a fixed price in a two-step transaction: BCI agreed to purchase 20% of the Company's equity at closing and the balance of 80% upon FINRA approval. The principals of BCI also agreed to act as the Company's principals, and BCI agreed to fund the Company's operations until such time as the change of ownership is approved by FINRA.

NOTE 8. GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its members, there is substantial doubt about the Company's ability to continue as a going concern. Capital is not a significant income producing factor but should the Company have a need for capital it will be able to rely upon its members to infuse capital to cover overhead should that become necessary. Management has pledged additional support to the Company to enable it to operate for the next year should that become